Exhibit 21.1
Subsidiaries of the Registrant

	Jurisdiction of Incorporation
Name of Subsidiary	or Organization	Ownership

Impax Laboratories (Taiwan) Inc.	Taiwan, Republic of China	100%

Impax Laboratories (Cayman), Ltd.	Cayman Islands	100%

Prohealth Biotech, Inc.	Taiwan, Republic of China	57.54%